Prudential Series Fund
For the fiscal period ended 06/30/12
File number 811-03623
SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

Results of Proxy Voting  (Unaudited)
At a special meeting of shareholders held on April 10, 2012, shareholders of the SP International Growth Portfolio of The Prudential Series Fund approved a proposal to enter into a new subadvisory agreement between Prudential Investments LLC and Jennison Associates LLC.


		No. of Shares		% of Outstanding Shares
Affirmative	17,506,510.270			92.119%
Against		684,461.559			3.602%
Abstain		785,838.406			4.135%